UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2021

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐       No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: April 28, 2021

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK REPORTS FIRST QUARTER 2021 RESULTS

Revenue of $57.4 million; operating margin 27%; expects continued growth in the 2nd quarter.

MIGDAL HAEMEK, Israel – April 28, 2021 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the first quarter of 2021.

Highlights of the First Quarter of 2021

•	Revenues of $57.4 million;
•	GAAP gross margin of 50.5%; non-GAAP gross margin of 50.7%;
•	GAAP operating income of $14.4 million (25.1% of revenue); non-GAAP operating income of $15.6 million (27.2% of revenue);
•	GAAP net income of $13.4 million and non-GAAP net income of $14.6 million; and
•	Positive operating cash flow of $2.7 million.

Forward-Looking Expectations

Management expects revenues for the second quarter to be between $63-65 million.
Based on orders in hand and business in the pipeline, management believes the positive momentum will continue into the third quarter.

Management Comment

Rafi Amit, Camtek’s CEO, commented, “High demand in our markets, the excellent performance of our systems and the strong position that Camtek has gained in the market, are allowing us to continue to demonstrate record financial performance quarter after quarter.

“Our growth in profitability is a result of the rapid increase in sales and a favorable product mix. Camtek is strongly positioned in the market and, as things stand today, 2021 is expected to be a record year in sales, growth and profitability.”

First Quarter 2021 Financial Results

Revenues for the first quarter of 2021 were $57.4 million, an increase of 90% compared with the first quarter of 2020.

Gross profit on a GAAP basis in the quarter totaled $29.0 million (50.5% of revenues), compared to a gross profit of $13.6 million (44.9% of revenues) in the first quarter of 2020. Gross profit on a non-GAAP basis in the quarter totaled $29.1 million (50.7% of revenues), compared to $13.6 million (45.2% of revenues) in the first quarter of 2020. The increase in the gross margin was due to higher revenue and a more favorable product mix in the quarter.

Operating profit on a GAAP basis in the quarter totaled $14.4 million (25.1% of revenues), compared to an operating profit of $2.9 million (9.5% of revenues) in the first quarter of 2020. Operating profit on a non-GAAP basis in the quarter totaled $15.6 million (27.2% of revenues), compared to $3.7 million (12.2% of revenues) in the first quarter of 2020.

Net income on a GAAP basis in the quarter totaled $13.4 million, or $0.30 per diluted share, compared to net income of $2.8 million, or $0.07 per diluted share, in the first quarter of 2020. Net income on a non-GAAP basis in the quarter totaled $14.6 million, or $0.33 per diluted share, compared to non-GAAP net income of $3.6 million, or $0.09 per diluted share, in the first quarter of 2020.

Cash and cash equivalents and short-term deposits, as of March 31, 2021 were $169.9 million compared to $177.8 million as of December 31, 2020. In addition, there were $10.0 in long-term deposits. During the quarter, Camtek generated $2.7 million in operating cash flow.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, April 28, 2021, at 9:00 am ET (16:00 Israel time).

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the video call please use the following link:

https://zoom.us/webinar/register/2716190805690/WN_jC8KnSCPRKqVZ2EOS4PPsw

For those wishing to listen via phone, please dial: +1-301-715-8592 (United States) or +972 3 978 6688 (Israel) with meeting ID 956 8662 6048. For other dial in numbers, please visit: https://zoom.us/zoomconference.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  the day after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry.

Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end, and up to the beginning of assembly (Post Dicing).

Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS and RF, serving the industry’s leading global IDMs, OSATs and foundries.

Camtek’s world-class sales and customer support infrastructure is organized around eight subsidiaries based in the US, Europe, Japan, China, Hong Kong, Taiwan, Korea and Singapore.
This press release is available at www.camtek.com

This press release contains projections or other statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are only predictions that are based on the current beliefs, expectations and assumptions of Camtek’s management about Camtek’s business, financial condition, results of operations, market trends and other issues addressed or reflected therein, only as of the date they are made. Although we believe that the predictions reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material.  We do not assume any obligation to update that information, except as required by law. Examples of forward-looking statements include: projections of demand, revenues, net income, growth prospects, cost assumptions and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from those projected, including, but not limited to, as a result of the effects of general economic conditions; the effect of the COVID-19 pandemic on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners’ and contractors’ business; the risks relating to the concentration of a significant portion of Camtek's expected business in certain countries, particularly China, from which we expect to generate significant portion of our revenues for the coming few quarters, as well as Taiwan and Korea, including the risks of deviations from our expectations regarding timing and size of orders from customers in these countries; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; as well as other risks identified in our Annual Report on Form 20-F and other documents filed by Camtek with the SEC.

This press release provides financial measures that exclude share based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries

Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2021	2020
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	54,947	105,815
Short-term deposits	115,000	72,000
Trade accounts receivable, net	54,414	41,001
Inventories	44,645	39,736
Other current assets	3,959	3,366

Total current assets	272,965	261,918

Long-term deposits	10,000	-
Long term inventory	4,570	4,416
Deferred tax asset, net	-	482
Other assets, net	64	85
Fixed assets, net	20,455	20,398
Intangible assets, net	616	609

Total non-current assets	35,705	25,990

Total assets	308,670	287,908

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	27,333	27,180
Other current liabilities	36,027	30,204

Total current liabilities	63,360	57,384

Long term liabilities
Deferred tax liabilities, net	126	-
Other long term liabilities	3,188	3,260
	3,314	3,260

Total liabilities	66,674	60,644

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at March 31, 2021 and at December 31, 2020;
45,422,581 issued shares at March 31, 2021 and 45,365,354 at December 31, 2020;
43,330,205 shares outstanding at March 31, 2021 and 43,272,978 at December 31, 2020	171	171
Additional paid-in capital	171,869	170,497
Retained earnings	71,854	58,494
	243,894	229,162
Treasury stock, at cost (2,092,376 as of March 31, 2021 and December 31, 2020)	(1,898)	(1,898)

Total shareholders' equity	241,996	227,264

Total liabilities and shareholders' equity	308,670	287,908

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020
	U.S. dollars (In thousands)

Revenues	57,352	30,179	155,859
Cost of revenues	28,375	16,622	82,628

Gross profit	28,977	13,557	73,231

Research and development costs	5,478	4,130	19,575
Selling, general and administrative expenses	9,100	6,559	31,032

Total operating expenses	14,578	10,689	50,607

Operating income	14,399	2,868	22,624

Financial income, net	386	375	775

Income before incomes taxes	14,785	3,243	23,399

Income tax expense	(1,425)	(463)	(1,621)

Net income	13,360	2,780	21,778

Basic net earnings per share	0.31	0.07	0.55

Diluted net earnings per share	0.30	0.07	0.54

Weighted average number of
ordinary shares outstanding:

Basic	43,289	38,665	39,383

Diluted	44,478	39,628	40,372

Camtek Ltd.
Reconciliation of GAAP to Non-GAAP results

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020
	U.S. dollars		U.S. dollars

Reported net income attributable to Camtek Ltd. on GAAP basis	13,360	2,780	21,778

Share-based compensation	1,211	817	4,224
Non-GAAP net income	14,571	3,597	26,002

Non –GAAP net income per share, basic and diluted	0.33	0.09	0.63

Gross margin on GAAP basis	50.5%	44.9%	47.0%
Reported gross profit on GAAP basis	28,977	13,557	73,321

Share-based compensation	128	86	429
Non- GAAP gross margin	50.7%	45.2%	47.3%
Non-GAAP gross profit	29,105	13,643	73,750

Reported operating income attributable to Camtek Ltd. on GAAP basis	14,399	2,868	22,624

Share-based compensation	1,211	817	4,224
Non-GAAP operating income	15,610	3,685	26,848